UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20540

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No 2)*

                                PriceSmart, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    741511109
             -------------------------------------------------------
                                 (CUSIP Number)

  Karen Ratcliff 4649 Morena Blvd. San Diego, CA 92117 (619) 581-4530
--------------------------------------------------------------------------------
            (Name, Address and Telephone of Person Authorized to
                     Receive Notice and Communications)

                                 August 11, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)
                               (Page 1 of 5 pages)

                                  SCHEDULE 13D

CUSIP No. 741511109

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Sol Price
   ###-##-####

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) / /
   N/A                                                                   (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
   00

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(E)                                                             / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
   U.S. Citizen


                    7    SOLE VOTING POWER
     NUMBER OF           See Attached
      SHARES
   BENEFICIALLY     8    SHARED VOTING POWER
     OWNED BY            See Attached
       EACH
 REPORTING PERSON   9    SOLE DISPOSITIVE POWER
       WITH              See Attached

                    10   SHARED DISPOSITIVE POWER
                         See Attached

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,743,424

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1,743,424
     ----------- = 27.9%
      6,238,264

14   TYPE OF REPORTING PERSON*
     IN

     Explanatory Note

     This Form is filed primarily to reflect the formation of The Price Group, LLC, a California Limited Liability Company (the "Price Group") and the transfer to the Price Group of securities previously owned by one or more of the Members. Although the formation of the Price Group, and the contribution to it of securities theretofore held by such Members may technicaly be viewed as a "transfer" for some purposes, or as a "disposition" of the securities by the Members and an "acquisition" of the securities by the Price Group, there has been no meaningful disposition, acquisition or transfer of beneficial interest because the Managers of the Price Group are the persons who previously owned the securities in question individually or through trusts. In some instances, the transfer to the Price Group may for some purposes be viewed as the formation of a "group" for the purpose of holding, voting or disposing of securities.

     As a result of the transfer of title to securities from individual (or trust) holders to the Price Group, Members who previously held such securities are amending appropriate reports under the Securities Exchange Act of 1934 to indicate that they no longer hold such securities, and the Price Group is filing such reports to indicate that it now holds such securities. Additionally, persons who were required to file reports under Section 16 of the Securities Exchange Act of 1934 as a result of being officers or directors of a reporting company are filing reports that reflect all securities held by the Price Group.

     The Members of the Price Group, their voting interests and the Managers of the Price group are as follows:

           Member                       Voting Interest         Manager
           ------                       ---------------         -------

     Sol and Helen Price Trust                 48%              Sol Price
     Robert and Allison Price Trust            12%              Robert Price
     James F. Cahill                           12%              Jim Cahill
     Jack and Cheryl McGrory Trust             12%              Jack McGrory
     Murray and Elaine Galinson Trust          9%               Murray Galinson
     Kathy Hillan                              5%               Kathy Hillan
     Joseph R. Satz and Linda Satz Trust       2%               Joseph R Satz

     Under law and the relevant agreements, the Managers generally have the authority to manage the business and affairs of the Price Group.

                                  SCHEDULE 13D

Number of Shares Beneficially Owned by Each Reporting Person With

7) Sole Voting Power

  907,890 By Sol Price as Trustee of Price Family Charitable Trust
---------------
  907,890 TOTAL

8) Shared Voting Power

  664,382 by Sol Price as Director of Price Family Charitable Fund 165,577 by Sol Price as Co-manager of the Price Group LLC.
    5,575 by Sol Price as a co-trustee of the Dorothy Goldberg Trust
---------------
  835,534 TOTAL

9) Sole Dispositive Power

  907,890 by Sol Price as Trustee of Price Family Charitable Trust
---------------
  907,890 TOTAL


10) Shared Dispositive Power

  664,382 by Sol Price as Director of Price Family Charitable Fund 165,577 by Sol Price as Co-manager of the Price Group LLC.
    5,575 by Sol Price as Co-Trustee of Dorothy Goldberg Trust
---------------
  835,534 TOTAL

12) Exclusion of Shares

The reporting person disclaims beneficial ownership of the following shares:

  664,382 Held by Price Family Charitable Fund
  165,577 Held by Sol Price as Co-manager of the Price Group LLC.
    5,575 Held by Dorothy Goldberg Trust
---------------
  835,534 TOTAL

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                  SCHEDULE 13D

1.   SECURITY AND ISSUER

     PriceSmart, Inc.
     Common Stock
     Alan Youngberg, Chief Financial Officer
     4649 Morena Blvd.
     San Diego, CA  92117

2.   IDENTITY AND BACKGROUND

     a)   Sol Price
     b)   7979 Ivanhoe Avenue, Suite 520
          La Jolla, CA 92037
     c)   Self-employed investor
     d)   None
     e)   None
     f)   U.S. Citizen

3.   SOURCE AND AMOUNT OF FUNDS

     No funds were used in connection with the acquisition of securities subject to this Schedule. See Item 4 for additional information.

4.   PURPOSE OF TRANSACTION

     See explanatory note.

5.   INTEREST IN SECURITIES OF THE ISSUER

     a) The aggregate number of shares beneficially owned (1,743,424 or 27.9%) is held as follows:

          - 907,890 shares by Sol Price as Trustee of Price Family Charitable Trust U/T/D 3/10/84.

          - 664,382 shares by Sol Price as a Director of The Price Family Charitable Fund.

          -    165,577 by Sol Price as Co-manager of the Price Group LLC.

          -    5,575 shares by Sol Price as Co-Trustee of Dorothy Goldberg
               Trust.

          These shares include 835,534 shares of which the reporting person disclaims beneficial ownership.

          These shares do not include the 1,449,380 shares (approximately 23.2%) of PriceSmart common stock beneficially owned by Robert Price, the son of Sol Price.

     b) The power to vote and the power to dispose of such shares is as follows:

          Sole power to vote or direct the vote:                       907,890

          Shared power to vote or direct the vote:                     835,534

          Sole power to dispose or direct the disposition:             907,890

          Shared power to dispose or direct the disposition:           835,534

     c) On August 29, 1997, Sol Price as Trustee of the Sol and Helen Price Trust U/T/D 2/20/70, acquired 382,352 shares of PriceSmart Common Stock through the Distribution. On August 29, 1997, Sol Price, as Trustee of the Price Charitable Remainder Trust U/T/D 1/10/83, acquired 152,622 shares of PriceSmart Common Stock through the Distribution. On August 29, 1997, Sol Price, as Trustee for the Price Family Charitable Trust U/T/D 3/10/84, acquired 911,190 shares of PriceSmart Common Stock through the Distribution. On August 29, 1997, Sol Price, as a Director of The Price Family Charitable Fund (formerly the Sol & Helen Price Foundation), acquired 625,125 shares of PriceSmart Common Stock through the Distribution. On August 29, 1997, Sol Price, as Co-Trustee of the Marion Brodie Trust, acquired 8,737 shares of PriceSmart Common Stock through the Distribution. On August 29, 1997, Sol Price, as Co-Trustee of the Dorothy Goldberg Trust, acquired 36,575 shares of PriceSmart Common Stock through the Distribution.

          As a Director of The Price Family Charitable Fund (the "Fund"), Sol Price has shared voting and dispositive powers over the total of 655,645 shares held by the Fund. However, Sol Price disclaims beneficial ownership of such shares. As Co-Trustee of the Marion Brodie Trust, Sol Price has shared voting and dispositive powers over the 8,737 shares held by such trust. However, Sol Price disclaims beneficial ownership of such shares. As Co-Trustee of the Dorothy Goldberg Trust, Sol Price has shared voting and dispositive powers over the 36,575 shares held by such trust. However, Sol Price disclaims beneficial ownership of such shares.

          1) On December 22, 1997, the Price Family Charitable Fund, of which Sol Price is a director, received a bequest of 30,520 shares.

          2) On December 29, 1997, Sol Price, as trustee of the Sol & Helen Price Trust, made gifts of an aggregate of 3,150 shares to eight individuals.

          3) On December 29, 1997, So) Price, as trustee of the Sol & Helen Price Trust, sold 3,000 shares for $16.00 per share.

          4) On January 10, 1998, Sol Price, as trustee of the Sol & Helen Price Trust, made a gift of 1,100 shares to one individual.

          5) In May 1998, Sol Price, as trustee of the Sol & Helen Price Trust, made gifts of an aggregate of 7,000 shares to seven individuals.

          6) On August 28, 1998, So] Price, as trustee of the Sol & Helen Price Trust, sold 200,000 shares at $15 per share to PriceSmart in connection with PriceSmart's stock repurchase plan.

          7) On August 31, 1998, the Price Charitable Remainder Trust, of which Sol Price is a trustee, made a gift of 152,623 shares to a charitable organization.

          8) In November 1998, Sol Price, as co-trustee of the Dorothy Goldberg Trust, sold 4,000 shares on the open market for an average price of $15.21 per share.

          9) On December 4, 1998, Sol Price, as trustee of the Sol & Helen Price Trust, made a gift of 600 shares to one individual.

          10) In December 1998, Sol Price, as co-trustee of the Dorothy Goldberg Trust, sold 3,000 shares on the open market for an average price of $15.91 per share.

          11) On December 16, 1998, Sol Price, as co-trustee of the Dorothy Goldberg Trust, contributed 14,500 shares to a charitable organization.

          12) On December 22, 1998, Sol Price, as co-trustee of the Dorothy Goldberg Trust, made a gift of 4,500 shares to one individual.

          13) On May 31, 1999, Sol Price, as trustee of the Sol & Helen Price Trust, made a gift of 25 shares to one individual.

          14) On August 10, 1999 Sol Price, as co-trustee of the Dorothy Goldberg Trust, sold 5,000 shares on the open market for an average price of $41.83 per share.

          15) On March 6, 2000, Sol Price, as trustee of the Sol & Helen Price Trust, made a gift of 900 shares to two individuals.

          16) On March 30, 2000, Sol Price, as trustee of the Price Family Charitable Trust, sold 3,300 shares at $41.00 per share in a private transaction.

          17) On June 12, 2000, Sol Price, as trustee of the Sol & Helen Price Trust, sold 1,000 shares at $38.00 per share in a private transaction.

          18) On August 8, 2000, the Price Family Charitable Fund, of which Sol Price is a director, received a contribution of 8,737 shares.

          19) On August 8, 2000, Sol Price, as trustee of the Marion Brodie Trust, contributed 8,737 shares to a charitable organization.

          20) On August 11, 2000, Sol Price, as trustee of the Sol & Helen Price Trust, made a capital contribution of 165,577 shares to the Price Group LLC. Mr. Price is a co-manager of this LLC.

          21) On August 11, 2000, the Price Group LLC, of which Sol Price, is a co-manager of, received a capital contribution of 165,577 shares from the Sol and Helen Price Trust. Mr. Price is trustee of this trust.

     d)   N/A
     e)   N/A

6.   CONTRACTS WITH RESPECT TO SECURITIES OF THE ISSUER

     N/A

7.   EXHIBITS

     N/A

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 21, 2000                       /s/ Sol Price
----------------------------------    ----------------------------------
Date                                  Sol Price